FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

June 14, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, DC 20549

Attention: Jim Rosenberg and Tabatha McCullom

Re:	ArQule, Inc.

Form 10-K for the Year Ended December 31, 2018

10-K filed March 7, 2019

File No. 000-21429

Ladies and Gentlemen:

The purpose of this letter is to respond to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to ArQule, Inc. (the “Company”) set forth in the Staff’s letter to Peter Lawrence, dated May 31, 2019 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018. The comment from the Comment Letter is reproduced below together with the Company’s response to the comment.

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. The information for which confidential treatment is being requested in this letter is the same as the information for which the Commission has granted confidential treatment pursuant to applications submitted under Rule 24b-2. In accordance with 17 C.F.R. §200.83 (d) (1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days' advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we respectfully request that you notify the undersigned by telephone at the phone number set forth below.

Form 10-K for the Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

3. Collaborations and Alliances, page 73.

FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

Comment 1

With respect to your Basilea and Sinovant licensing agreements, please address the following:

●	Identify for us the promised goods and/or services under the agreement.

●	Tell us how you determined which promised goods and services were material and distinct, and thus performance obligations, as well as which promises may have been combined.

●	Quantify for us the total transaction price, how it was determined as well as the items (i.e. milestones, royalties, etc.) included/excluded and the reasons therefore, the amounts allocated to the various performance obligations, and the amounts recognized during the year ended December 31, 2018 and the three months ended March 31, 2019.

●	Provide us a breakout of the regulatory milestones you may be eligible to receive by type and amount.

Response 1

In April 2018, the Company entered into a License Agreement (the “Basilea Agreement”) with Basilea Pharmaceutica Limited (“Basilea”) pursuant to which the Company granted Basilea an exclusive license to develop, manufacture and commercialize derazantinib in the United States, European Union, Japan and the rest of the world, excluding the People’s Republic of China, Hong Kong, Macau, and Taiwan (collectively, “Greater China”). In February 2018, the Company entered into a License Agreement (the “Sinovant Agreement”) with Sinovant Sciences Ltd., a subsidiary of Roivant Sciences Ltd. (“Sinovant”), pursuant to which the Company granted Sinovant an exclusive license to develop, manufacture and commercialize derazantinib in Greater China. The Company accounted for each of the Basilea Agreement and the Sinovant Agreement consistent with ASC 606, Revenue from Contracts with Customers.

Promised Goods and Services Under the Agreements

Basilea Agreement

Under the Basilea Agreement, we identified the following promised goods and/or services:

●	the grant of an exclusive license (the “Basilea License”) by the Company to Basilea to develop, manufacture and commercialize derazantinib under the Company’s intellectual property rights, including patents, know-how and scientific data, in the United States, European Union, Japan and the rest of the world, excluding Greater China;

●	the provision of specified research and development services by Company employees to Basilea and the oversight of specified third-party research and development services for a transition period from April 16, 2018 to January 31, 2019, as well as the transfer of certain development contracts (the “R&D Services”), with the Company being compensated for research and development services performed by Company employees on a full time equivalent (“FTE”) basis and reimbursed on a pass-through basis for costs associated with third-party research and development services; and

FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

●	participation by the Company on the joint steering committee established under the Basilea Agreement (“JSC Participation”).

Sinovant Agreement

Under the Sinovant Agreement, we identified the following promised goods and/or services:

●	the grant of an exclusive license (the “Sinovant License”) by the Company to Sinovant to develop, manufacture and commercialize derazantinib under the Company’s intellectual property rights, including patents, know-how and scientific data, in Greater China;

●	the grant of an option (the “Opt-In Right”) to Sinovant to opt-in to any of the Company’s manufacturing runs for derazantinib in 2018, with Sinovant paying its pro rata share of the applicable costs;

●	participation by the Company on the joint development committee established under the Sinovant Agreement (“JDC Participation”); and

●	the transfer by the Company to Sinovant of certain pre-existing know-how and inventory (the “Technology and Inventory Transfer”).

Determination of Which Promised Goods and Services Were Material and Distinct

In reviewing the materiality of the promised goods and services, the Company considered the nature of the contracts and the relative significance of a particular promised good or service to the applicable arrangement as a whole. For those promised goods and services that the Company concluded were material in the context of the contract, the Company then determined if such promised good or service was distinct. To do so, the Company followed ASC 606-10-25-19, which outlines that a promised good or service is distinct if each of the following two prongs are satisfied: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct) and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

Basilea Agreement

Promises Deemed Immaterial in the Context of the Contract

The JSC Participation was deemed immaterial in the context of the contact because the committee was established as a communicative body without formal decision-making power. Basilea is able to benefit from the license without the JSC Participation and participation was expected to require a minimal level of time commitment by each party.

FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

Performance Obligation Assessment

The Company determined that the Basilea License and the R&D Services were material promised goods and/or services under the Basilea Agreement.

The Company concluded that the Basilea License was material primarily because the right to use and exploit the intellectual property subject to the Basilea License (including for commercial purposes, if licensed products were approved) reflected Basilea’s primary economic benefit under the Basilea Agreement. The Company concluded that the R&D Services were material primarily because Basilea was specifically compensating the Company to provide R&D Services to Basilea that are likely to significantly reduce Basilea’s development timeline and eventual time to market entry.

The Company determined that the Basilea License and R&D Services were distinct and therefore separate performance obligations in the Basilea Agreement.

The Company concluded that, in accordance with ASC 606-10-25-19, the Basilea License was capable of being distinct based on its determination that Basilea could benefit from the Basilea License on its own by either developing the assets subject to the Basilea License or by sub-licensing its rights to a third-party. The Company further concluded that, in accordance with ASC 606-10-25-19, the Basilea License was distinct in the context of the contract since Basilea could have elected to manage the R&D Services with their own or other third-party resources.

The Company concluded that, in accordance with ASC 606-10-25-19, the R&D Services were capable of being distinct and were distinct in the context of the contract based on its determination that the R&D Services (i) were not specialized and could be performed by Basilea or another third party and (ii) were not expected to significantly modify or customize the Basilea License.

Based on the foregoing, the Company concluded there were two performance obligations under the Basilea Agreement – the Basilea License and the R&D Services.

Sinovant Agreement

Promises Deemed Immaterial in the Context of the Contract

The Company determined that the JDC Participation and the Technology and Inventory Transfer were immaterial in the context of the contract.

The JDC Participation was deemed immaterial in the context of the contract because (i) the committee was established as a right held by each party under the Sinovant Agreement rather than an obligation, (ii) Sinovant could benefit from the Sinovant License without the JDC Participation and (iii) the committee was expected to require a minimal level of time commitment by each party. The Technology and Inventory Transfer was deemed immaterial in the context of the contract because Sinovant could benefit from the license without the transfer. In addition, it only involved minimal know-how and a small amount of pre-existing inventory.

FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

The Company evaluated the Opt-In Right and determined that, due to the transfer of materials at cost, the discount to standalone selling price represents a material right, however, due to the limited timing of the Opt-In Right and the expected amount of available materials, the amount of the potential discount was insignificant, and therefore the material right was not considered a performance obligation.

Performance Obligation Assessment

The Company determined that the Sinovant License was a material promised good and/or service under the Sinovant Agreement. The Company concluded that the Sinovant License was material primarily because the right to use and exploit the intellectual property subject to the Sinovant License (including for commercial purposes, if licensed products were approved) reflected Sinovant’s primary economic benefit under the Sinovant Agreement. The Company determined that the Sinovant License was distinct, as it is the only performance obligation in the Sinovant Agreement.

Quantification of the Transaction Price and Items that were Included/Excluded

In determining the total transaction price for the Basilea Agreement and the Sinovant Agreement, the Company followed ASC 606-10-32-2, which provides that the transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. With respect to variable consideration under the agreements, including milestone payments, the Company also followed ASC 606-10-32-5, which provides that an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer. The Company also considered ASC 606-10-32-11, which provides that an entity shall include in the transaction price some or all of an amount of variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At contract inception the Company evaluates whether milestones are considered probable of being achieved, and to the extent that significant reversal would not occur in future periods, estimates the amount to be included in the transaction price using the most likely amount method. Milestone payments that are subject to the judgements and actions of a third party, such as regulatory approvals, have significant uncertainties and are excluded from the transaction price until those approvals are received. The Company updates its estimates for milestones at each reporting date until the uncertainty is resolved. Lastly, the Company considered ASC 606-10-55-65, which provides that sales-based royalties promised in exchange for a license of intellectual property should be recognized at the later of when the subsequent sale occurs or when the performance obligation is satisfied.

FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

After determining the total transaction price, the Company allocated the transaction price to each performance obligation in accordance with ASC 606-10-32-28, which provides that the objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer. The Company also followed ASC 606-10-32-31, which dictates that the transaction price should be allocated to each performance obligation based on the relative standalone selling prices of the goods or services being provided to the customer.

Basilea Agreement

The total transaction price for the Basilea Agreement at contract inception was determined to be $19,780,000, which was comprised of the following:

●	$10,000,000 upfront payment; and

●	$9,780,000, which represented the estimate of variable consideration to be received for R&D Services, including an estimate of the amount of compensation the Company expected to receive with respect to research and development services performed by Company employees, as well as reimbursement on a pass-through basis for costs associated with third-party services.

The Company is also eligible under the Basilea Agreement to receive development, regulatory and commercial milestone consideration and royalties on future sales. The Company’s receipt of the development and regulatory milestone consideration was contingent upon future events and was considered variable consideration. At contract inception, the development and regulatory milestones did not meet the recognition criteria in ASC 606-10-32-11 as achieving the milestones was not considered the most-likely outcome and were therefore excluded from the transaction price. As the Basilea License is the predominant item in the contract, the commercial milestones and royalties were excluded from the transaction price in accordance with ASC 606-10-55-65.

Consistent with ASC 606-10-32-28 and ASC 606-10-32-31, the total transaction price was allocated to the two performance obligations based on the relative standalone selling price at contract inception. The standalone selling price for the Basilea License grant was determined on a discounted cash flow basis. At contract inception, $10,319,167 of the total transaction price was allocated to the Basilea License. The standalone selling price for the R&D Services was determined based upon a cost-plus margin approach. At contract inception, $9,460,833 of the transaction price was allocated to the R&D Services.

Sinovant Agreement

The total transaction price for the Sinovant Agreement at contract inception was determined to be $3,000,000, which was equal to the upfront payment under the Sinovant Agreement. The entire $3,000,000 was allocated to the Sinovant License.

FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

The Company was also eligible under the Sinovant Agreement to receive development, regulatory and commercial milestone consideration and royalties on future sales. The Company’s receipt of the development and regulatory milestones was contingent upon future events and was considered variable consideration. At contract inception, the development and regulatory milestones did not meet the recognition criteria in ASC 606-10-32-11 as achieving the milestones was not considered the most-likely outcome and were therefore excluded from the transaction price. The commercial milestones and royalties were excluded from the transaction price in accordance with ASC 606-10-55-65 because the Sinovant License is the only performance obligation and therefore considered the predominant item.

Recognition of Revenue

The Company recognized revenue consistent with ASC 606-10-25-23, which provides that an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer.

Basilea Agreement

For the year ended December 31, 2018, the Company recognized $10,319,167 in revenue related to the Basilea License when the license was transferred and the license period began and $8,229,997 in revenue related to the R&D Services on a cost-to-cost basis as the services were performed.

For the three months ended March 31, 2019, the Company did not recognize any revenue related to the Basilea License and recognized $230,907 in revenue related to the R&D Services on a cost-to-cost basis as the services were performed.

Sinovant Agreement

For the year ended December 31, 2018, the Company recognized $3,000,000 in revenue related to the Sinovant License at the time of entry into the Sinovant Agreement when the license was transferred and the license period began. In August 2018, the Company determined that a milestone under the Sinovant Agreement was most likely to be achieved and it was no longer probable that there would be a significant reversal of cumulative revenue under the contract. As a result, the Company recognized $2,500,000 in revenue related to this milestone in the third quarter of 2018. Additionally, Sinovant exercised the Opt-In Right and as a result, the Company recognized revenue of $445,597 in the year ended December 31, 2018 as the services were performed.

In December 2018, the Company and Sinovant entered into a Supply Agreement pursuant to which the Company agreed to provide the manufacturing services subject to the Opt-In Right beyond the term contemplated by the Sinovant Agreement. The Company recognized $1,114,556 in revenue related to these services in the three months ended March 31, 2019.

FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

Development and Regulatory Milestones

The following tables provide a breakdown of the development and regulatory milestones that the Company is eligible to receive under the Basilea Agreement and the Sinovant Agreement.

Basilea Agreement

Milestone	Amount
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

Sinovant License Agreement

Milestone	Amount
[***] (1)	$2.5 million
[***]	[***]
[***]	[***]
[***]	[***]
(1)	This milestone has been achieved and was recognized as revenue in 2018.

* * * *

FOIA CONFIDENTIALTREATMENT REQUEST UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ARQULE, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***]

I hope this letter addresses the Staff’s questions and comments. I would appreciate receiving any further comments at the Staff’s earliest convenience. If you have any further comments or would like to discuss any of the Company’s responses, please contact the undersigned at (781) 994-0409.

Sincerely,

/s/ Peter Lawrence

Peter Lawrence

President and Chief Operating Officer